Joe Krakoviak                                   FOR IMMEDIATE RELEASE
        (914) 765-3338

MBIA INCREASES QUARTERLY LOSS PROVISION AND BOLSTERS RESERVES WITH ONE-TIME
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PRE-TAX CHARGE OF $152.7 MILLION TO STRENGTHEN BALANCE SHEET
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ARMONK,  N.Y. - April 7, 1999 - MBIA Inc. (NYSE:  MBI), holding company for MBIA
Insurance  Corporation,   the  world's  leading  financial  guarantor,  said  it
completed the previously announced review of unallocated loss reserves and, as a result, increased its loss-reserve factors. Starting in the first quarter, MBIA will set aside approximately .04 percent of net debt service written, up from approximately .02 percent. The new factors are expected to add to loss reserves on average by approximately $8 million per quarter in 1999. In addition, MBIA will take a $152.7 million one-time pre-tax charge in the first quarter to increase unallocated loss reserves to incorporate the new factors on the existing insured portfolio.

"These steps reflect the results of an update and analysis of our loss-reserve factors that are based on the latest available industry data - not any increased concern about the credit quality of our insured portfolio," said Neil G. Budnick, chief financial officer. "Our study included analysis of the historical default and recovery experience of relevant sectors of the fixed-income market and the changing mix of our insured portfolio. Strengthening our industry-leading balance sheet is consistent with our goals of no-loss underwriting, maintaining our Triple-A claims-paying rating and building shareholder value."

MBIA Inc., through its subsidiaries, is the world's preeminent financial guarantor and a leading provider of specialized financial services. MBIA provides innovative and cost-effective products and services that meet the credit enhancement, financial and investment needs of its public and private sector clients, domestically and internationally. MBIA Insurance Corporation has a claims-paying rating of Triple-A from Moody's Investors Service, Standard & Poor's Ratings Services, Fitch IBCA and Japan Rating and Investment Information, Inc. Please visit MBIA's web site at http://www.mbia.com.

This news release contains forward-looking statements. Important factors such as general market conditions and the competitive environment could cause actual results to differ materially from those projected in these forward-looking statements. The company undertakes no obligation to revise or update any forward-looking statements to reflect changes in events or expectations.